Consent of Independent Registered Public Accounting Firm

The Board of Directors
Qorvo, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-195236 and No. 333-212601) on Form S-4 and (No. 333-201357 and No. 333-201358) on Form S-8 of Qorvo, Inc. of our reports dated May 23, 2017, with respect to the consolidated balance sheets of Qorvo, Inc. as of April 1, 2017 and April 2, 2016, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended April 1, 2017, and the effectiveness of internal control over financial reporting as of April 1, 2017, which reports appear in the April 1, 2017 annual report on Form 10-K of Qorvo, Inc.
/s/ KPMG LLP
Greensboro, North Carolina
May 23, 2017